September 17, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Jan Woo

Attorney-Advisor

Re:      American Doctors Online, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed September 4, 2014

File No. 000-55250

Dear Ms. Woo:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated September 15, 2014, with respect to the above-referenced filing. Amendment No. 2 to Registration Statement on Form 10 of American Doctors Online, Inc., a Delaware corporation (the “Company”), incorporates our responses to your comments. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

Item 1. Business

Massachusetts (MA) Sexual Assault Nurse Examiner (SANE) Program, page 6

1.	Please refer to prior comment 7 and provide support for your statement on page 6 that “SANE Programs have been shown to improve the quality of healthcare for patients/survivors, increase the quality of forensic evidence collection, support police investigations, and increase the successful prosecution of such cases.”

Response 1: We will supplementally provide the support for our statement.

Customers, page 7

2.	We note that in response to prior comment 10 you did not disclose the material terms of any agreements with Royal Health Group or file any agreements with Royal Health Group as exhibits to the registration statement. Please advise. Also revise to disclose the termination events in your agreement with Senior Whole Health.

Response 2: We have included as exhibit 26.2, our agreement with Royal Health Group and have disclosed the material terms in the “Customers” section. We have also added disclosure regarding termination events in our agreement with Senior Whole Health.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

3.	In response to prior comment 18, you disclosed in footnote (2) that Mr. Bulat holds approximately 86.6% of the voting power. Please reconcile this disclosure with the third risk factor on page 11 where you disclose that your officers and directors hold approximately 71% of the voting power.

Response 3: We have revised the risk factor “ADOL’s Directors and Officers possess the majority of our voting power..” to disclose that our officers and directors hold approximately 90% of the voting power.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

4.	We note your added disclosure in response to prior comment 20. Please clarify whether the June 1, 2013 consulting agreement with Venture Equity continues to be in effect and whether this is the same agreement as the Chief Financial Officer Agreement dated October 28, 2013 filed as Exhibit 10.5. To the extent that any rights or obligations continue, please expand your disclosure and file any amendments as exhibits. Further, you state in your letter that you have disclosed the Management Services and License Agreement with PDRx as a related party transaction but this section does not appear to have that new disclosure. Please advise.

Response 4: The June 1, 2013, consulting agreement with Venture Equity was replaced by the Chief Financial Officer Agreement dated October 28, 2013, previously filed as Exhibit 10.5. The agreement is for a one year term, effective November 1, 2013. Although the parties have not formally amended the agreement, the monthly fee became $8,000 effective January 1, 2014. We have disclosed the Management Services and License Agreement with PDR as a related party transaction.

We acknowledge that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ Brian Lane

Brian Lane

Chief Executive Officer

cc: Via E-mail

Laura Anthony, Esq.

Legal and Compliance, LLC